July 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon
Melissa Gilmore
Evan Ewing
Geoffrey Kruczek

Re:	Growth for Good Acquisition Corp Amendment No. 3 to Registration Statement on Form S-4 Filed July 10, 2023 File No. 333-271195

Ladies and Gentlemen:

On behalf of our client, Growth for Good Acquisition Corp (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 19, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on April 7, 2023, Amendment No. 1 filed with the Commission on May 12, 2023, Amendment No. 2 filed with the Commission on June 20, 2023 and Amendment No. 3 filed with the Commission on July 10, 2023 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 4. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

Growth for Good Acquisition Corp

July 21, 2023

Signatures, page II-7

1.	Please revise to include the second paragraph of text required on the signatures page to Form S-4.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-7 of Amendment No. 4.

General

2.	We note your response to comment 3. Please disclose any ongoing obligations of the company pursuant to the underwriting agreement or otherwise that will survive termination, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 242 of Amendment No. 4 to in response to the Staff’s comment. Other than the underwriting agreement and the waiver letters dated March 2, 2023 and March 6, 2023 with respect to the deferred IPO underwriting fee, which letters are disclosed in the Registration Statement, there are no agreements between the Company and Barclays and/or Credit Suisse and, as a result, there are no other ongoing obligations of the Company to Barclays or Credit Suisse.

Growth for Good Acquisition Corp

July 21, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:        Yana Kakar, Growth for Good Acquisition Corp